February 3, 2010
Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Medical Properties Trust, Inc. Form 10-K for the year ended December 31, 2008 Filed March 13, 2009 Schedule 14A Filed April 21, 2009 File No. 1-32559
Dear Mr. Woody:
The purpose of this letter is to respond to your letter dated January 22, 2010. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the comment as stated in your letter.
Form 10-K for the fiscal year ended December 31, 2008
General
1.	Please confirm to us that similar disclosure as that set forth in your response letter dated October 13, 2009 will be included in your future filings, as appropriate.
RESPONSE:
We confirm that the disclosures as set forth in our response letter dated October 13, 2009 will be included in our future filings, as appropriate.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
3. Real Estate and Loans Receivable, page 51
2.	We note your response to prior comment six. Please provide us additional details surrounding this transaction and the appropriate guidance that should be applied. Specifically, describe the nature of the operations of the facilities prior to acquisition (e.g. whether the previous owners were susceptible to variations in costs and revenues), and thus how management determined that Rule 3-14 is more appropriate than Rule 3-05 of Regulation S-X. Additionally, please tell us why management has determined that these properties are not deemed to be related, given the common seller, and thus the significance criteria should not be applied on an aggregated basis. Further, if management has deemed that significance should be assessed on the disaggregated basis, please tell us the accounting literature relied upon to arrive to such basis. Lastly, please provide additional information as to why management has determined the lessor financial information would be more beneficial to the readers and should be provided in lieu of the historical financial information of the properties.
RESPONSE:
The acquisition referred to in your previous comment 6 was of 20 properties that were acquired from a single seller. The seller was a REIT in the business of leasing hospital real estate to hospital operators (“tenant”), and was not the operator of any of these hospital facilities. These facilities consisted of 6 acute care hospitals, three long-term acute care hospitals, 5 rehabilitation hospitals, and 6 wellness centers, each leased to a single tenant. In total, there were 7 different tenants of the 20 properties acquired (as some of the properties had the same tenant), four of which were public companies including HealthSouth, Community Health Systems, Health Management Associates, Inc.; and IASIS Healthcare LLC. Of the properties acquired, no one tenant represented, either individually or in the aggregate, more than 10% of our total assets, either before or after the acquisition. In addition, none of these seven tenants were related as each are stand alone healthcare operating companies. Upon our acquisition of these facilities, we assumed the existing triple net, long-term leases with these tenants.
Pursuant to SEC Staff Accounting Manual 2340, “Properties Subject to Net Lease, if a real estate property will be leased to a single tenant (lessee) on a long-term basis immediately after its acquisition under a net lease that transfers substantially all of the property’s nonfinancial operating and holding costs to the tenant, financial data and other information about the lessee (or other party that guarantees the lease payments) may be more relevant to investors than financial statements of the property acquired. In that case, the financial statements of the property may be omitted from the filing, but pertinent financial data and other information about the lessee or guarantor should be filed”. As just described above, we acquired these 20 facilities and assumed the existing long-term leases with the tenants. Each facility was leased to one tenant (thus it was single tenanted). These leases were triple net leases, which transfers substantially all of the property’s costs (including property tax, insurance, repairs and maintenance, capital improvements, etc.) to the tenants. Based on this SEC guidance, we did not believe the financial data of the hospital operations of the properties acquired were relevant to investors.
In regards to whether financials of our tenants, for those properties acquired, should be included in our S-X filings, we looked to SEC Staff Accounting Manual 2340.2. This SEC guidance states that lessee or guarantor audited financial statements should be included in lessor financial statements if the purchase price of the property exceeds 20% of the greater of total assets at the latest audited year-end balance sheet date or the amount expected in good faith to be raised within the next twelve months pursuant to an effective registration statement. For properties acquired whose purchase price exceeds 10% but less than 20%, summarized financial information, as defined by S-X 1-02(bb), of the lessee should be provided in the notes to the financial statements of the lessor. We believe the intent of SEC Staff Accounting Manual 2340.2 is to provide financial statement users with sufficient information when there is a concentration of credit risk resulting from a company’s exposure to a significant guarantor/lessee/tenant. Accordingly, we believe it is most relevant to consider the significance of each of the tenants when evaluating whether financial statements are required. Because financials of the tenant were most relevant to investors and because none of the 7 tenants were related, we aggregated the purchase price of the properties acquired by tenant to determine if any tenant met the threshold for reporting their audited or summarized financials in our S-X filings. Since the purchase price of the facilities leased to any one tenant did not exceed 10% of our total assets, we believe no financials of our tenants were required to be presented in our filings.
SEC Staff Accounting Manual 2340.2 further provides that if the tenant or guarantor is a public registrant, the lessor may provide only summary data of such tenant in its own filings. We note that SEC registrants are tenants of 73% of the allocated purchase price of this transaction. Although we do not believe such disclosure is required (reasons for which are outlined in the paragraphs above), please note that we did provide such summary financial information of the public company tenants in our 2008 third quarter Form 10Q filed on November 10, 2008. Thus, the information is available for an investor to review.

Schedule 14A filed April 21, 2009
Compensation Discussion and Analysis, page 14
Annual Bonus and Non-Equity Incentive Plan Compensation, page 16
3.	We have reviewed your response to our prior comment 12 and note that you list as 2008 achievement for Portfolio Diversification, Geographic Diversification, and AFFO Payout as none, superior, and outperformance, respectively. These achievement levels do not appear to correlate to the levels set forth on page 16 of your Schedule 14A. For example, under Portfolio Diversification, outperformance is listed as 28% max, whereas your response indicated that 38% is outperformance. Please Clarify.
RESPONSE:
On page 16 of our Schedule 14A, we disclosed what the Compensation Committee set out as the corporate goals and related performance metrics to be achieved in 2008 in order for our executive officers to earn an annual bonus and non-equity incentive plan compensation. Our response to your previous comment 12 as noted in our response letter dated October 13, 2009 disclosed actual corporate performance against these goals. For the Normalized FFO and Investment corporate goals, payouts increased, the higher actuals were compared to the stated goal. However, the opposite was the case for the other three corporate goals — Portfolio Diversification, Geographic Diversification and AFFO payout. The purpose of the Portfolio Diversification and Geographic Diversification corporate goals were for management to reduce the company’s concentration (and thus exposure) in any one tenant or geographic location. Thus, lower concentration in any one tenant or geographic location meant more payout. As we noted in our previous response letter dated October 13, 2009, actual achievement of the Portfolio Diversification goal was 38%, meaning we had one tenant that was 38% of our total portfolio of real estate assets. Based on the performance metrics set out by the Compensation Committee and disclosed on page 16 of our 2009 Schedule 14A, this meant the executive officers did not achieve this corporate goal (as the highest concentration allowed to earn any bonus under this goal was 35%); thus, we disclosed that the 2008 Achievement of this corporate goal was “None” in our response letter dated October 13, 2009.
4.	We have reviewed your response to our prior comment 13 and note that individual performance factors that were considered by the compensation committee in awarding annual bonuses. Please clarify if each of these factors was applied to each officer. Alternatively, tell us what factors the compensation committee considered when evaluating each officer’s annual bonus.

RESPONSE:
The individual performance factors that we disclosed in our response to your prior comment 13 in our response letter dated October 13, 2009 were considered by the Compensation Committee in awarding annual bonuses for each of the executive officers.
Long-Term Incentive Awards, page 17
5.	We have reviewed your response to our prior comment 15 and reissue the comment. We note from your disclosure on page 17 that long-term equity incentive awards are either time-based, core performance, or superior performance. It is unclear from your disclosure and the chart referenced on page 24 how many shares were granted in 2008 pursuant to the 2007 Program, and whether these shares were time-based, core performance, or superior performance equity awards. Please include in your response an analysis of any quantitative and qualitative criteria that you used in determining the amount of each individual officer’s award.
RESPONSE:
In regards to the long-term equity incentive awards noted in the chart on page 24 of our 2009 Schedule 14A, these awards were not part of the 2007 Program but were time-based awards that were granted pursuant to the 2004 Equity Incentive Plan. As noted in our previous response letter dated October 13, 2009, in consideration of the company’s 2007 performance, specifically total shareholder return growth, FFO growth, effectiveness of management and progress on corporate initiatives, the Compensation Committee granted annual restricted stock awards in 2008 to each of the named executive officers.
In responding to your comments, please be advised that Medical Properties Trust, Inc. acknowledges that:
1)	Medical Properties Trust, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3)	Medical Properties Trust, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.
Very truly yours,
MEDICAL PROPERTIES TRUST, INC.
/s/ R. Steven Hamner
By R. Steven Hamner